DENVER, COLORADO - MAY 21, 1997	#97-012
6:00 PM MST

CONSOLIDATED NEVADA GOLDFIELDS ANNOUNCES
RESULTS FOR THE SIX MONTHS ENDED DECEMBER 31, 1996
AND AGREEMENT TO PURCHASE ELECTRA GOLD LTD.'S
ASSETS AT AURORA MINE

	Six Months Ended
	December 31,
		1996	1995
Ounces of Gold Sold	      20,603	14,955
Ounces of Silver Sold  	 598,097	-
Copper Pounds Sold	1,620,626	-
Revenue (000s)	$    11,456	$   4,907
Net (loss) (000s)	$   (10,991)	$  (1,466)
Net (loss) per Share	$       (0.14)	$    (0.03)

Consolidated Nevada Goldfields Corporation announced that during the six months ended December 31, 1996, it reported a net loss of $10,991,000 or $0.14 per share on revenues of $11,456,000 compared to a loss of $1,466,000 or $0.03 per share on revenues of $4,907,000 for the six months ended December 31, 1995.
 The increase in revenues for the six months ended December 31, 1996, were primarily the result of the Company's acquisition of four operating mines in Mexico on October 10, 1996. The increased loss forwards for the six months ended December 31, 1996, was primarily attributable lower than ancitipated production levels at the Company's Nixon Fork and Pachuca mines. The Company previously announced the change in its year end from June 30 to December 31, which became effective at the end of 1996.
 Accordingly, the Company is reporting audited results for the six month period ending December 31, 1996.

Agreement to Purchase Electra Assets

The Company stated that it signed an agreement with Electra Gold Ltd. (EGL), Vancouver, British Columbia, to complete the acquisition of EGL's assets consisting of open-pit-mineable gold deposits adjacent to the Company's Aurora mine near Hawthorne, Nevada. The agreement calls for payment of $2 million, of which, $1 million would be in cash and $1 million would be in common stock of the Company based on the TSE closing price dated May 15, 1997 and the delivery of EGL's assets free and clear of all encumbrances and liabilities.

The purchase, which is contingent upon the successful completion of a diligence review by the Company as well as receipt of regulatory approval, would add over 150,000 ounces of gold to the Aurora reserve and extend the life of the operation by more than seven years.

Consolidated Nevada Goldfields Corporation is a Denver based multi-national mining company with six producing mines and over 1,300 employees. The Company has proven and probable reserves of 560,000 ounces of gold, 47 million ounces of silver and 27 million pounds of copper. The Company currently trades on the Toronto exchange under the symbol KNV, on NASDAQ under the symbol KNVCF and on the Stuttgart, Frankfurt and Berlin exchanges, under the symbol CNV.

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